Exhibit 21.1
LIST OF SUBSIDIARIES
OF
ALIGNMENT HEALTHCARE, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Alignment Health Advantage Plan, Inc.	California
Alignment Health Advisors, LLC	Delaware
Alignment Health Insurance Company of Arizona, Inc.	Arizona
Alignment Health Plan (f/k/a Honored Citizens Choice Health Plan, Inc.)	California
Alignment Health Plan of Arizona, Inc.	Arizona
Alignment Health Plan of Nevada, Inc.	Nevada
Alignment Health Plan of North Carolina, Inc.	North Carolina
Alignment Healthcare Holdco 1, LLC	Delaware
Alignment Healthcare Holdco 2, LLC	Delaware
Alignment Healthcare North Carolina, LLC	North Carolina
Alignment Healthcare USA, LLC	Delaware